October 25, 2007
By Facsimile and EDGAR
Mr. Stephen G. Krikorian
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CA, Inc. Form 10-K for fiscal year ended March 31, 2007 filed
May 30, 2007 (File No. 001-09247)
Dear Mr. Krikorian:
     We are writing in response to the Staff’s comment letter dated October 9, 2007 concerning CA, Inc.’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended March 31, 2007 (File No. 001-09247).
     To facilitate the Staff’s review, we have included in this letter the caption and comment from the comment letter and have our response immediately following the comment.
     The following is the Company’s response to the comment letter:
Form 10-K for the Fiscal Year Ended March 31, 2007
Consolidated Statement of Operations, page 76
1.	We note your response to prior comment number 3 which states that you believe it is appropriate to record certain cost of sales (i.e. royalty, manufacturing and product support expenses) as operating expenses because the total amount of these expenses are less than 10% of total operating expenses and related revenues. Please tell us how you considered the significance of the total amount of royalty, manufacturing and product support expenses to your total cost of sales when concluding that you are not required to report these expenses as cost of sales. In addition, it appears that royalty, manufacturing and product support plus the amortization of capitalized software costs represent the cost of sales for your license, subscription and maintenance revenues. If you agree, please tell us how

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you considered the significance of the total amount of cost of sales for your license, subscription and maintenance revenues in relation to related revenue when concluding that your current classification is appropriate.
Response:
The Company has carefully considered the Staff’s comments and is planning to modify its consolidated financial statements in future filings to separately report on the face of the consolidated statement of operations all components of cost of “other revenue”, principally related to its subscription, maintenance, and software fees and other revenue. The Company will continue to report amortization of capitalized software costs as a separate line item and will include a new line item which will include product support costs (previously reported as part of “Product development and enhancements”), royalties (previously reported as part of “Commissions, royalties and bonuses”), and other manufacturing and distribution costs (previously included within “Selling, general, and administrative”). Since the Company does not maintain records to separately report these costs according to the individual revenue lines, we believe it most appropriate to reflect these costs as an aggregate amount. Additionally, we have decided to classify commissions and bonuses in future filings as selling, general and administrative expenses. Attached as Exhibit I to this letter is an illustrative example of how the consolidated statement of operations will likely appear in future filings.
The Company is also considering whether to make other modifications to its consolidated financial statements. At a minimum, the Company will endeavor also to provide a separate breakout of sales and marketing expense from the “selling, general and administrative” expense caption.
Given the proximity of the filing of the Company’s second quarter Form 10-Q (which is due by November 9, 2007) and the resulting changes the Company intends to make as described above, the Company intends to make these changes on a prospective basis beginning in the Company’s third fiscal quarter, ending December 31, 2007. Additionally, the Company will conform prior periods with the new presentation and make appropriate disclosures in the notes to the financial statements.
Additionally, in connection with this response letter, the Company hereby acknowledges the following statements:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the fiscal year ended March 31, 2007.

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•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission or any person from taking any action with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments regarding this letter, please call me at 631-342-5651

Very truly yours, /s/ Nancy E. Cooper Nancy E. Cooper Executive Vice President and Chief Financial Officer

cc: Joseph Duggan, KPMG LLP

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Exhibit I
NOTE — AMOUNTS BEING SHOWN BELOW ARE FOR
ILLUSTRATION PURPOSES ONLY
CA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended March 31,
200X
(in millions)
REVENUE:

Subscription revenue	$3,067
Maintenance	391
Software fees and other	108
Financing fees	26
Professional services	351

TOTAL REVENUE	3,943

EXPENSES:

Amortization of capitalized software costs	354
Costs of license and maintenance (1)	195
Cost of professional services	326
Selling, general and administrative (2)	1,956
Product development and enhancements	552
Depreciation and amortization of other intangible assets	148
Other gains, net	(13)
Restructuring and other	201
Charge for in-process research and development costs	10

TOTAL EXPENSES BEFORE INTEREST AND INCOME TAXES	3,729

Income before interest and income taxes	214
Interest expense, net	60

Income before income taxes	154
Income tax expense	33

NET INCOME	$121

(1)	— New line item that will include product support costs (previously a component of Product development and enhancements), manufacturing costs (previously a component of Selling, general and administrative) and royalty expense (previously a component of Commissions, royalties and bonus).

(2)	— Will represent previously reported amount excluding costs of manufacturing and distribution (now included in Cost of license and maintenance), and including cost of commissions and bonus (previously reported in Commissions, royalties and bonus).
Note: Previously reported line item “Commissions, royalties and bonuses” will no longer be shown. Commission and bonus costs will be included in “Selling, General and Administrative”, royalty costs will be included in “Cost of licensing and maintenance”.